VIA EDGAR

June 23, 2025

Liz Packebusch and Laura Nicholson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Amendment No. 6 to the Registration Statement on Form S-3

Filed on June 23, 2025

File No. 333-275127

Ladies and Gentlemen:

Clean Energy Technologies, Inc. (the “Company”) has submitted Amendment No. 6 to the Company’s Registration Statement on Form S-3 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

As mentioned in the Company’s response letter dated March 14, 2025, which responded to the comment letter, dated June 6, 2024, from the staff of the U.S. Securities and Exchange Commission, the Amended Registration Statement includes (i) audited financial statements as of and for the year ending December 31, 2024 (and such amendment quantifies the approximate percentage of revenues for the year ended December 31, 2024, that were derived by our natural gas trading operations in China), and (ii) a revised consent from PRC counsel.

Please contact Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to the Company, at (801) 303-5737, or by email at lance@bcjlaw.com, if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer